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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934

                   AMERICAN GOVERNMENT INCOME PORTFOLIO, INC.
                                      (AAF)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    025919101
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 22, 1998
             (Date of Event which Requires Filing of this Statement)

        If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
              Schedule 13D, and is filing this schedule because of
             Rule 13d-1 (b) (3) or (4), check the following box. [x]

                               (Page 1 of 5 pages)
                             There are no exhibits.


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                                  SCHEDULE 13D


CUSIP No. 025919101                                    Page  2  of  5  Pages
                                                            ---    ---
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D. # 16-1290558
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |__|
                                                                      (b) |__|


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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       |__|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
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                    7    SOLE VOTING POWER

     NUMBER OF           320,911 Shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY
      EACH          ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               320,911 Shares
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER



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11   AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     320,911 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |__|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.31%
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14   TYPE OF REPORTING PERSON*

     IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1  Security and Issuer
        -------------------
        Common Stock
        American Government Income Portfolio, Inc.
        Piper Capital Management, Inc.
        222 South Ninth Street
        Minneapolis,  Minnesota  55402-3804

ITEM 2  Identity and Background
        -----------------------
        a) Karpus Management, Inc. d/b/a Karpus Investment Management ("KIM") George W. Karpus, President, Director and Controlling Stockholder JoAnn VanDegriff, Vice President and Director
           Sophie Karpus, Director
        b) 14 Tobey Village Office park
           Pittsford, New York   14534
        c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
        d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus ("the Principals") or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).
        e) During the last five years non of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        f) Each of the Principals is a Unites States citizen. KIM is a New York corporation.

ITEM 3  Source and Amount of Funds or Other Considerations
        --------------------------------------------------
        KIM, an independent investment advisor, has accumulated shares of AAF on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4  Purpose of Transaction
        ----------------------
        KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of AAF fit the investment guidelines for various Accounts. Shares have been acquired since March 8, 1996. KIM intends to influence management and the Board of Directors to represent shareholder interest and to take steps to close the discount to net asset at which the fund currently trades which may include a proposal


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        at the next shareholder meeting.

ITEM 5  Interest in Securities of the Issuer
        ------------------------------------
        a) As of the date of this Report, KIM owns 320,911 shares, which represents 1.31% of the outstanding Shares. None of the Principals presently own shares. However Karpus Investment Management Profit Sharing Plan purchased 1,200 shares on March 8, 1996 at a price per share of $5.75 (424 shares of which were tendered to the Fund).
        b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
        c) Open market purchases since March 6, 1996 for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.


Purchase    Shares     Price Per            Purchase   Shares     Price Per
Date        Purchased  Share                Date       Purchased  Share
     3/8/96     27,500       5.75              1/28/97      1,000      6.125
    3/11/96      8,700       5.75              1/31/97      1,000      6.125
    4/10/96      2,000      5.625               2/3/97      1,000          6
    9/13/96     80,000          6              2/19/97      1,000      6.125
    12/3/96     25,100      6.125              2/19/97      1,000       6.25
    12/5/96     15,000      6.125              2/20/97      1,000      6.125
    12/9/96     75,000      6.125              2/21/97      1,000      6.125
   12/11/96      2,000          6              3/19/97      5,000      6.125
   12/19/96      7,200          6              3/27/97      1,200          6
   12/31/96      4,700      6.125              4/29/97      4,000      6.125
     1/8/97      1,500      6.125               5/1/97      2,000      6.125
     1/9/97      1,500      6.125              6/18/97      1,400      6.125
    1/10/97      6,300      6.125              6/19/97      8,400      6.125
    1/13/97      1,500      6.125              6/20/97      1,200      6.125
    1/14/97      1,500      6.125              6/30/97     -2,200       6.25
    1/15/97      1,500          6               7/1/97     -9,100       6.25
    1/16/97      1,500      6.125               7/2/97       -700       6.25
    1/17/97      1,500      6.125               7/3/97      8,000       6.25
    1/20/97      1,500          6              7/28/97      5,000     6.3125
    1/21/97      1,500          6              8/25/97      3,000     6.3125
    1/22/97      1,500      6.125              8/27/97     22,100      6.375
    1/23/97      1,500      6.125              8/28/97     19,000      6.375
    1/24/97      1,000      6.125              8/29/97      6,400      6.375
    1/27/97      1,000      6.125             11/21/97     10,000     6.3125



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   11/25/97      2,500     6.3125
    12/1/97    -41,078       6.91
    12/3/97     20,000       6.25
    12/5/97     11,500       6.25
    12/8/97    -81,711       6.91
    12/8/97     46,000       6.25


        The above listed transactions have totaled 320,911 shares Sale transactions of December 1, 1997 and December 8, 1997 represent shares that had been tendered to the Fund per tender offer. The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.

ITEM 6  Contracts, Arrangements, Understandings, or Relationships with Respect
        ----------------------------------------------------------------------
        to Securities of the Issuer.
        ----------------------------
        Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of AAF securities.

ITEM 7  Materials to be Filed as Exhibits
        ---------------------------------
        Not applicable.


Signature
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                            Karpus Management, Inc.


January 22, 1998                            By: /s/ George W. Karpus Pres
----------------                                ------------------------------
     Date                                          Signature


                                             George W. Karpus, President
                                             ---------------------------
                                                    Name / Title